January 10, 2020

Dan Sztybel
Chief Executive Officer
Save Foods, Inc.
Habarzel 7
Tel Aviv, Israel 6971011

       Re: Save Foods, Inc.
           Form 10
           Filed September 26, 2019
           File No. 000-56100

Dear Mr. Sztybel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences